UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                             (AMENDMENT NO. 5)

                      Regeneron Pharmaceuticals, Inc.
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                           (Name of The Company)

                 Common Stock (Par Value $ 0.001 Per Share)
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                       (Title of Class of Securities)

                                75886F 10 7
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                               (CUSIP Number)

                              Terry L. Overbey
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                        The Procter & Gamble Company
                         One Procter & Gamble Plaza
                         Cincinnati, OH 45202-3315
                               (513) 983-4463
         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                             November 21, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 75886F 10 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE PROCTOR & GAMBLE COMPANY
    IDENTIFICATION NUMBER 31-0411980

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,662,505

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,662,505

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,662,505

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.48%

14  TYPE OF REPORTING PERSON

    CO

                                SCHEDULE 13D

CUSIP No. 75886F 10 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE PROCTOR & GAMBLE PHARMACEUTICALS, INC.
    IDENTIFICATION NUMBER 31-1209457

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,662,505

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,662,505

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,662,505

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.48%

14  TYPE OF REPORTING PERSON

    CO

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D (the Statement as so amended, the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are at 777 Old Saw Mill Road, Tarrytown, NY 10591.

ITEM 2. IDENTITY AND BACKGROUND.

   (a) Name:   The Procter & Gamble Company
       State of Incorporation:  Ohio
       Principal Business:   Manufacture and marketing of consumer products
       Address of Principal Business: One Procter & Gamble Plaza
                                      Cincinnati, Ohio 45202

       Name:   Procter & Gamble Pharmaceuticals, Inc.
       State of Incorporation:      Ohio
       Principal Business: Manufacture and marketing of pharmaceutical products
       Address of Principal Business:        same

        (b)      Not applicable

        (c)      Not applicable

        (d)      Not applicable

        (e)      Not applicable

        (f)      Not applicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable

ITEM 4. PURPOSE OF TRANSACTION.

        (a)  Item 4(a) of the Statement is hereby amended as follows:

     On November 21, 2001, Procter & Gamble Pharmaceuticals, Inc. ("P&G Pharmaceuticals") entered into an agreement to sell (the "Sale") 3,000,000 shares of Common Stock owned by P&G Pharmaceuticals to four affiliated institutional investors at a cash price of $20.00 per share and for an aggregate purchase price of $60 million. The Sale is scheduled to be consummated on November 29, 2001. Following the Sale, the Reporting Person will beneficially own 2,662,505 shares of Common Stock. The Company consented to the Sale under the Lock-Up Agreement, dated March 9, 2001, (the "March 2001 Lock-Up Agreement") pursuant to which the Reporting Person had previously agreed not to sell any of the shares of Common Stock owned by the Reporting Person prior to March 31, 2002. In connection with the Sale, the Reporting Person and the Company entered into a new Lock-Up Agreement, dated November 21, 2001, in which the Reporting Person agreed not to sell any of the remaining shares of the Company's Common Stock owned by the Reporting Person prior to March 31, 2003, except the Reporting Person may sell up to an aggregate amount not to exceed 500,000 shares of the Company's Common Stock between April 1, 2002 and March 31, 2003 as well as any sales under the circumstances contemplated under the March 2001 Lock-Up Agreement.

        (b)             None
        (c)             None
        (d)             None
        (e)             None
        (f)             None
        (g)             None
        (h)             None
        (i)             None
        (j)             None

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.
        --------------------------------------

        (a) After giving effect to the Sale, the Reporting Person beneficially owns 2,662,505 shares of Common Stock, representing 6.48 % of the total shares of Common Stock.

        (b) The Reporting Person has sole voting power over all shares of Common Stock so beneficially owned by it and does not share voting power over any such shares. The Reporting Person has sole dispositive power over all shares of Common Stock so beneficially owned by it and does not share dispositive power over any such shares.

        (c) See Item 4(a) for information responsive to this item.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
        -------------------------------------------------------------
        Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

        The following documents are filed as Exhibits:

Exhibit 1   Form of Sale Agreement

Exhibit 2 Letter Agreement between the Company and the Reporting Person with respect to the disposition of shares of Common Stock.

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 28, 2001
                                      THE PROCTER & GAMBLE COMPANY



                                      By:  /s/ Clayton C. Daley
                                         ---------------------------------
                                          Name:  Clayton C. Daley
                                          Title: Vice President - Chief
                                                 Financial Officer and
                                                 Controllor




        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2001
                                      PROCTER & GAMBLE PHARMACEUTICALS, INC.



                                      By:  /s/ Clayton C. Daley
                                         ---------------------------------
                                          Name:  Clayton C. Daley
                                          Title: Vice President - Chief
                                                 Financial Officer and
                                                 Controllor